Exhibit 99.1

November 11, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Agreement with Subsidiary Equity One Inc. (“EQY”) regarding Option to Participate in Equity Offerings

Gazit-Globe Ltd. (the “Company”) is pleased to report that on November 10, 2015, it entered into an agreement (through a wholly-owned subsidiary) with EQY1, a fully-consolidated subsidiary of the Company, pursuant to which EQY gave the Company the option to participate in equity offerings of EQY, from time to time, as part of the following program established by EQY:

1.	On November 10, 2015, EQY announced that it had adopted a continuous offering program, under which it could offer up to 8.5 million shares of common stock (comprising approximately 6.16% of its share capital post offering) by means of an “At-the-Market Offering” through a number of brokers (the “Program”), and as such filed a prospectus supplement for purposes thereof.

Under the Program, EQY may sell shares in the amounts and pursuant to the timing determined by EQY (but not more than 8.5 million shares, including the shares to be issued to the Company discussed in Section 2 below), from time to time, and EQY may decide to suspend the Program and is not obligated to fully utilize it. The consideration to be received by EQY will be used for ongoing corporate purposes, included repayment of debt and financing for new investments.

2.	As such, on November 10, 2015, the Company entered into an agreement with EQY pursuant to which the Company was given an option to purchase shares of common stock from EQY directly in private placements, up to 20% of the total number of shares issued by EQY under the Program each quarter, and in no event more than 1,294,000 EQY shares (comprising approximately 1% of EQY’s share capital and approximately 15% of the shares offered under the Program).

[1]	A company which is publicly-traded on the NYSE and in which the Company holds 42.21% of its outstanding share capital (38.43% on a fully-diluted basis).

In order to utilize the aforementioned option, the Company must provide an irrevocable election notice to EQY no later than 15 days before the beginning of each quarter, in which the Company shall indicate the total percentage of shares issued by EQY under the Program that it wishes to purchase that quarter, the maximum dollar amount per quarter, and the maximum dollar amount of all purchases to be made by the Company during the life of the Program.

The number of shares to be purchased, and the per share purchase price, will then be determined based on the total number of shares of common stock sold pursuant to the Program during such quarter and the volume weighted average gross purchase price per share for such shares. In addition, the Company and EQY entered into a registration rights agreement for the shares of common stock to be purchased under the option.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.